Filed Pursuant to Rule 433

Dated July 22, 2013

Registration Statement: No. 333-178525

The Charles Schwab Corporation

$275,000,000

2.20% SENIOR NOTES DUE 2018

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware Corporation

Expected Ratings *:	A2 / Stable, A / Stable, A / Stable (Moody’s / S&P / Fitch)

Title of Securities:	2.20% Senior Notes due 2018

Aggregate Principal Amount:	$275,000,000

Trade Date:	July 22, 2013

Settlement Date:	July 25, 2013 (T+3)

Maturity Date:	July 25, 2018

Coupon:	2.20% per annum

Interest Payment Dates:	January 25 and July 25, commencing on January 25, 2014

Interest Record Dates:	January 10 and July 10

Benchmark US Treasury:	1.375% due June 30, 2018

Benchmark US Treasury Price/Yield:	100-10+ / 1.306%

Re-offer Spread to Benchmark Treasury:	T+90 basis points

Re-offer Yield:	2.206%

Optional Redemption:	Prior to June 25, 2018, CSC may redeem some or all of the notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

On or after June 25, 2018, CSC may redeem some or all of the notes at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

Price to Public:	99.972%

Gross Proceeds to CSC:	$274,923,000

Underwriting Discounts and Commissions per note paid by CSC:	0.60%

Aggregate Underwriting Discounts and Commissions paid by CSC:	$1,650,000

Net Proceeds to CSC (after underwriting discounts and commissions):	$273,273,000

CUSIP / ISIN:	808513 AJ4 / US808513AJ47

Joint Book Runners:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC; Citigroup Global Markets Inc.; Goldman, Sachs & Co.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; UBS Securities LLC; Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

CAPITALIZATION—AS ADJUSTED

The following table sets forth the consolidated cash and cash equivalents and capitalization of the Issuer at March 31, 2013, as adjusted for the offering of $275 million of the notes.

(In millions)	As Adjusted for this Offering
Cash and cash equivalents	$7,204
Notes offered hereby	$275
Total debt	$1,906
Total capitalization	$11,682

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037 or J.P. Morgan Securities LLC collect at (212) 834-4533.

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